

Mail Stop 3561

January 11, 2007

Mr. Thomas P. Smith
Vice President, Chief Financial Officer and Treasurer
Lydall, Inc.
One Colonial Road
Manchester DE, 06042

> **RE:** **Lydall, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Quarterly Period Ended March 31, 2006**
> **Form 10-Q for Quarterly Period Ended June 30, 2006**
> **Filed March 16, 2006, May 9, 2006 and August 8, 2006**
> **File No. 001-07665**

Dear Mr. Smith:

    We have reviewed the responses in your letter dated November 28, 2006 and have the following comment.  Please provide a written response to our comment.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may or may not raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2005

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 1. Significant Accounting Policies, page F-7

Pre-production design and development costs, page F-7

1.    We reviewed your response to comments 2 and 3 from our comment letter dated October 24, 2006.  It is unclear to us why you recognize revenue related to reimbursements of design and development costs for molds, dies and other tools under your long term supply arrangements given the consensuses on the issues in EITF 99-5.  It appears that the reimbursements should be reflected as a reduction of the assets recognized pursuant to the consensuses on Issues 3 and 4 and that reimbursement in excess of design and development costs incurred should be

recorded as other operating income.  Please explain to us why you believe the consensuses reached in EITF 99-5 support your accounting treatment and recognition of inventories, revenues and cost of sales related to the tooling arrangements.  In doing so, please tell us whether there are industry practices that support your accounting policies.

Please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your response to our comment and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your response to our comment.  Please submit your response letter on EDGAR.

If you have any questions regarding this comment, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336.  In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,


William Thompson
Branch Chief